2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8071 F: (215) 564-8120

October 11, 2017

Via EDGAR Transmission

Christina DiAngelo Fettig
Jaea Hahn
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Group Equity Funds V N-14 Prospectus/Information Statement

Dear Ms. Fettig and Ms. Hahn:

On behalf of Delaware Group Equity Funds V (the "Registrant"), the following are the Registrant's responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") communicated telephonically with respect to the Registrant's registration statement on Form N-14 (the "Registration Statement") relating to the proposed reorganization of Delaware Foundation Growth Allocation Fund (the "Acquired Fund"), a series of Delaware Group Foundation Funds, into the Delaware Wealth Builder Fund (the "Acquiring Fund"), a series of the Registrant.  The Registration Statement was filed with the SEC on September 7, 2017 under Rule 488 ("Rule 488") under the Securities Act of 1933, as amended. Each Staff comment is summarized below, followed by the Registrant's response to the comment.

1. Comment: Revise the Registration Statement to include a statement identifying the accounting survivor.

Response: The Registration Statement will be revised to indicate that the Acquiring Fund will be the accounting survivor.

2. Comment: Consider including a chart or graph in the Registration Statement comparing the portfolio composition of each Fund as of a specific date.

Response: The Registrant respectfully declines to add a chart or graph showing portfolio composition of the Funds as of a specific date. The Acquired Fund is a multi-asset target risk

Christine DiAngelo Fettig and Jaea Hahn
October 11, 2017

strategy that uses an active allocation in determining portfolio construction. The Acquiring Fund similarly uses a multi-asset strategy that draws from in-house expertise across teams. Because of the active allocation process used by the two Funds, and the fact that each Fund's investment across asset classes varies over time according to market conditions and other investment considerations, a portfolio composition snapshot would not be a useful indicator of future portfolio holdings.

3. Comment: State in the Registration Statement which portfolio managers will manage the Acquiring Fund after the reorganization.

Response: A statement that the Acquiring Fund's portfolio managers will continue to manage the Fund after the reorganization will be added to the Registration Statement.

4. Comment: Confirm that the fees presented in the Registration Statement represent the current fees in conformance with Item 3 of Form N-14.

Response: The Registrant confirms that the fees presented in the Registration Statement represent the current fees in conformance with Item 3 of Form N-14.

5. Comment: Explain how other expenses for the Acquired Fund have been restated to reflect future lower operating expenses, as noted in footnote 1 on page 14 of the Registration Statement, given that they conform to the other expenses presented in the current prospectus for the Acquired Fund.

Response: The other expenses have not been restated. The Registration Statement will be revised accordingly.

6. Comment: Disclose in the Registration Statement the fact that as a result of the reorganization, DMC will not need to waive expenses.

Response: The Acquiring Fund does not currently have an investment advisory fee waiver. In connection with the reorganization, DMC has agreed to contractually waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, short sale dividend and interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations) in order to prevent total annual fund operating expenses from exceeding 0.90% of the combined Fund's average daily net assets for a year following the closing of the transaction. The transaction is expected to close on Dec. 15, 2017.

7. Comment: In the Expense Examples on page 15 of the Registration Statement, add a "(if redeemed)" reference for Class C.

Response: The requested change will be made.

Christine DiAngelo Fettig and Jaea Hahn
October 11, 2017

8. Comment: In the Expense Example table on page 15 of the Registration Statement, the investment advisory fee waiver for the Acquiring Fund after the reorganization should only be reflected through the waiver period.

Response: The Registrant confirms that the investment advisory fee waiver for the Acquiring Fund is only reflected in the Expense Example through the waiver period and will add a related reference to the Registration Statement.

9. Comment: Consider changing the Acquiring Fund's benchmark. A blended benchmark should not be a fund's primary benchmark.

Response: The Registrant respectfully declines to change the Acquiring Fund's primary benchmark. The benchmarks presented in the Registration Statement match the benchmarks presented in the currently effective summary and statutory prospectuses for the Acquiring Fund. The portfolio managers of the Acquiring Fund believe that the 60% S&P 500® Index / 40% Bloomberg Barclays U.S. Aggregate Index blended benchmark most accurately reflects the nature of the underlying securities held by the Acquiring Fund. The Acquiring Fund's benchmark is not being considered or changed as part of the reorganization.

10. Comment: Reconcile the language describing how the strategies and risks for the Acquired Fund and Acquiring Fund compare on pages 5 and 34 of the Registration Statement.

Response: The Registrant will ensure that the comparative language in the Registration Statement is consistent and correct throughout.

11. Comment: Confirm the accuracy of the statements about the Acquired Fund's and Acquiring Fund's management fees on page 34 and 35 of the Registration Statement.

Response: The Registrant has confirmed the accuracy of the statements in the Registration Statement and has made revisions to the Registration Statement to provide more clarity. A comparison between the current Funds' prospectuses and the pro forma in the N-14 show that the reorganization will result in lower management fees (before waivers, as applicable) for both Acquired Fund and Acquiring Fund shareholders on account of investment advisory fee breakpoints given the respective amounts of assets under management.

12. Comment: Disclose the rationale for splitting the costs of the reorganization and ensure that the Registration Statement and Agreement and Plan of Reorganization correctly reflect the apportionment of the costs.

Response: The Registration Statement and Agreement and Plan have been reviewed and revised to accurately reflect the apportionment of the costs of the reorganization. The reorganization expenses will be evenly split between the Acquired Fund, the Acquiring Fund, and DMC because all parties are anticipated to benefit from the reorganization.

Christine DiAngelo Fettig and Jaea Hahn
October 11, 2017

13. Comment: Confirm whether or not there will be any repositioning of Acquired Fund securities in preparation for the reorganization.

Response: The Registrant confirms that there will not be any repositioning of Acquired Fund securities in preparation for the reorganization.

14. Comment: Update the capitalization tables on pages 39 and 40 of the Registration Statement as of a date within 30 days of the original filing.

Response: The requested changes will be made.

15. Comment: Clarify the statement in the second paragraph on page i of the Registration Statement to explain why no votes are being sought.

Response: The requested changes will be made.

16. Comment: In the third paragraph on page i of the Registration Statement,  refer to the investment policies of the Funds differing in "certain material respects" if appropriate. In addition, refer briefly to the change in fees and expenses as a result of the reorganization.

Response: The investment policies of the Funds do not differ to a material extent. The requested statement about the fees and expenses will be added.

17. Comment: Please rewrite the first paragraph on page 1 of the Registration Statement in plain English.

Response: The Registrant respectfully declines this comment. This paragraph lays out the precise terms of the reorganization and was written to be as straightforward as possible.

18. Comment: Revise the "Comparison of Investment Objectives, Strategies, Investment Restrictions and Risks" section of the Registration Statement to better allow shareholders to directly compare the Funds to one another. Consider including headings or questions and reorganize the section of strategy comparison on pages 5 and 6 of the Registration Statement.

Response: The investment objectives, investment strategies, restrictions, and risks included in this section conforms to the discussions in the Funds' prospectuses and SAIs. The prospectus and SAI disclosure is not being revised or changed as part of the reorganization.  The Registrant, however, will add sub-headings to this section and reorganize the related disclosure to attempt to allow for more direct comparison, as requested.

19. Comment: On page 4 of the Registration Statement, further describe the high yield, high-risk corporate bonds in which the Acquiring Fund invests.

Response: The language in question is taken directly from the Acquiring Fund's prospectus, which is not being revised as part of the reorganization. The Registrant believes that

Christine DiAngelo Fettig and Jaea Hahn
October 11, 2017

the prospectus adequately describes the Fund's investment strategies and respectfully declines this comment.

20. Comment: On page 4 of the Registration Statement, identify the types and any related limits of equity securities and fixed income securities in which the Acquired Fund invests.

Response: The language in question is taken directly from the Acquired Fund's prospectus, which is not being revised as part of the reorganization. The Registrant believes that the prospectus adequately describes the Fund's investment strategies and respectfully declines this comment.

21. Comment: On page 4 of the Registration Statement, identify any investment criteria used by the portfolio managers for the debt securities in which the Acquiring Fund invests, including any duration or asset type requirements.

Response: The language in question is taken directly from the Acquiring Fund's prospectus, which is not being revised as part of the reorganization. Therefore, the Registrant respectfully declines this comment.

22.         Comment: Be consistent with the defined terms used in the Registration Statement and do not repeat the definitions.

            Response: Given the large size of the N-14, some definitions had been repeated for clarity. However, the requested changes will be made where applicable.

23. Comment: Revise the narrative discussion of the Funds' investments strategies so that shareholders can more meaningfully compare the Funds' investments in specific types of securities against one another.

Response: The Registrant will reorganize the investment strategy comparative section and add sub-headings in order to aid shareholders' comprehension.

24. Comment: Elaborate on the Funds' investments in derivatives. Also please provide further explanation about the Acquired Fund's use of derivatives being "low relative to the Fund's assets."

Response: The language provided in the N-14 was taken directly from the Acquired Fund's and Acquiring Fund's prospectuses, which are not being revised as part of the reorganization. The Registrant respectfully declines this comment.

25. Comment: On page 6 of the Registration Statement, describe the historical portfolio turnover for each Fund and describe any anticipated repositioning of the Acquiring Fund after the reorganization, including the anticipated effect on the Acquiring Fund's portfolio turnover. In addition, describe the impact, in terms of taxes and costs, of any anticipated repositioning of the portfolios.

Christine DiAngelo Fettig and Jaea Hahn
October 11, 2017

Response: The requested changes will be made.

26. Comment: Please revise the Registration Statement to comply with  Item 3(c) of Form N-14, which requires a narrative comparison of the risks of the reorganization. In addition, add appropriate sub-headings to the principal risk comparative section on pages 6 through 9 of the Registration Statement.

Response: The Registrant believes that it has complied with Item 3(c) of Form N-14, in that it included, in narrative form, all of the risks disclosed in each Fund's prospectus, to allow for a complete and thorough comparison between the Funds. In addition, the Registrant provided a comparative table listing the risks disclosed in each Fund's prospectus. The prospectus disclosure differs somewhat between the Funds because the Funds were created with differing strategies and portfolio management teams at different times. The Registrant is not revising its prospectus disclosure as part of the reorganization and believes that presenting shareholders with the relevant prospectus disclosure is the most effective and appropriate way to educate shareholders about the Funds. The Registrant, however, will attempt to reorganize the principal risk comparative section and add sub-headings in order to aid shareholders' understanding of the similarities and differences between the Funds.

27. Comment: Add a statement on the bottom of page 6 of the Registration Statement that "each Fund's relative risk/return profile cannot be determined by the risk chart alone."

Response: The requested language will be added.

28. Comment: Revise the comparative risk chart on page 7 of the Registration Statement to line up similar risks with differing names.

Response: The requested changes will be made.

29. Comment: Revise the narrative descriptions of risks for the Funds on page 7 to add a reference to the Acquired Fund also being subject to credit risk and add a reference describing the risks of junk bonds for the Acquiring Fund under credit risk.

Response: The risk descriptions are taken directly from the Funds' prospectuses, which are not being revised as part of the reorganization. The Acquired Fund's prospectus refers to fixed income risk, which includes a description of credit-related risk.  Accordingly, the Registrant believes that the analysis on page 7 of the Registration Statement is appropriate as drafted. Consistent with the response to Comment 28 above, however, the Registrant will line up similar/related risks. In addition, the credit risk disclosure provided is taken directly from the Acquiring Fund's prospectus, which includes a separate stand-alone high yield (junk bond) risk that the Registrant believes is appropriate.

30. Comment: Include the relevant maturities and durations for both of the Funds' investments in fixed income securities.

Christine DiAngelo Fettig and Jaea Hahn
October 11, 2017

Response: The language provided in the N-14 was taken directly from the Acquired Fund's and Acquiring Fund's prospectuses, which are not being revised as part of the reorganization. The Registrant respectfully declines to accept this comment.

31. Comment: Why is the Acquired Fund not referenced under foreign risk?

Response: The related reference will be added.

32. Comment: Revise or delete the reference to municipalities under high yield (junk bond) risk on page 8 of the Registration Statement since they are not a principal strategy for the Acquiring Fund.

Response: The Registrant declines to delete the reference to municipalities. The Acquiring Fund may invest up to 50% of its assets in debt securities, which may include municipal bonds.

33. Comment: Please explain why industry risk is only listed for the Acquiring Fund.

Response: Industry risk is listed for the Acquiring Fund because the Fund has historically had greater investments in financial services and manufacturing. The Fund has not, however, concentrated in these sectors.

34. Comment: Under leveraging risk on page 8 of the Registration Statement, reverse repurchase agreements, short sales, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions are referenced even though they are not principal investments for the Acquiring Fund. Please revise or delete these references.

Response:  The Registrant believes this disclosure is appropriate because the Acquiring Fund does invest in derivatives.  The Registrant, therefore, respectfully declines to revise this language.

35. Comment: Identify which "certain loans in which a fund invests may not be considered securities" as referenced under Loans and other indebtedness risk on page 8 of the Registration Statement.

Response: This language was designed to cover circumstances in which a fund invests in a direct loan which may not be technically considered a security. The language provided in the N-14 was taken directly from the Funds' prospectuses, which are not being revised as part of the reorganization. The Registrant believes this language is appropriate and respectfully declines to accept this comment.

36. Comment: For the "loans and other indebtedness risk" listed for the Acquiring Fund on page 8 of the Registration Statement, identify which primary strategy of the Fund that this corresponds to.

Christine DiAngelo Fettig and Jaea Hahn
October 11, 2017

Response:  The ability of the Acquiring Fund to invest in loans and other indebtedness relates to its strategy of seeking out income generating investments including both equity and debt securities.

37. Comment: Discuss briefly whether the Funds' differing objectives may impact an individual shareholder, such as a result of capital gains. Moreover, please note in this response the comparative levels of capital gains and dividends for the two Funds.

Response: Neither of the Funds has a tax-managed strategy.  As noted above, there may be capital gains as a result of any portfolio turnover following the reorganization. The comparative levels of capital gains and dividends for the two Funds are set forth below. Please note that ordinary income includes distributions from net gains on foreign currency transactions and net short term capital gains on sales of securities.

Acquired Fund (as of fiscal year ended 3/31/17)
Ordinary income	$839,071
Long-term capital gain	$2,268,068
Total	$3,107,139
Acquiring Fund (as of semiannual period ended 11/30/16)
Ordinary income	$14,735,101

In addition, unrealized appreciation on investments, foreign currency transactions and derivatives for the Acquired Fund was $11,836,300 for the annual period ending March 31, 2017. Unrealized appreciation on investments, foreign currency transactions and derivatives for the Acquiring Fund was $15,425,100 for the annual period ending November 30, 2016.

38: Comment: Consider moving the fee table up to an earlier spot in the N-14.

Response: The requested change will be made.

39. Comment: Please include a reference on page 9 of the Registration Statement noting how long Bob Zenouzi has managed each Fund.

Response: Mr. Zenouzi has managed the Acquiring Fund since 2006 and the Acquired Fund since 2008. A related reference will be added to the Registration Statement.

40. Comment: Will JSP continue to serve as a sub-advisor for the merged fund after the reorganization?

Response: No, JSP will not serve as the sub-advisor for the merged fund. After the reorganization, the Acquiring Fund will continue to be managed as it has been historically. The Registrant will add a clarifying statement to this effect on pages 9 and 18 of the Registration Statement.

Christine DiAngelo Fettig and Jaea Hahn
October 11, 2017

41. Comment: Can the fee waivers be recouped?

Response: No, the fee waivers cannot be recouped.

42. Comment: Consider including the reference on page 35 of the Registration Statement related to the combined management fee ratio being lower than the management fee ratio for the current Acquiring Fund in an earlier section of the Registration Statement, as well.

Response: The Registrant will revise the Registration Statement to include this reference earlier.

43. Comment: Disclose in the Registration Statement whether the Board considered the tax repositioning consequences of the reorganization.

Response: The  requested change will be made.

44. Comment: Disclose in the Registration Statement whether the Board considered merging the Acquired Fund into other funds with the same investment objective. Also, disclose whether the Board considered potential adverse effects of the reorganization.

Response: The requested changes will be made to reflect that the Board considered alternatives to the reorganization, including the potential liquidation of the Acquired Fund.

* * *
Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.
Sincerely yours, /s/ Taylor Brody Taylor Brody

cc:	Cori Daggett
  Macquarie Investment Management